July 29, 2008

«MRMS» «FULLNAME» «AADDRESS1» «AADDRESS2» «AADDRESS3» «ACITY», «ASTATE» «AZIP» Dear «SALUTATION»:

According to market pundits, the bad news is that we’ve now entered bear market territory. A bear market is defined by an index declining in excess of 20%. From October 9, 2007 to July 15, 2008, the Standard & Poor’s 500 Index declined –21.13%; the NASDAQ, –20.47%; the Russell 2000 Index, -20.88%; and the Dow Jones Industrial Average –21.11%. The good news, however, is that we’ve entered a bear market! To paraphrase one of my favorite quotes from Warren Buffett, Wall Street is the only store in town that when the retailer runs a 20%+ off sale, the buyers flee the store! Bear markets and economic downturns are never fun, but in a capitalistic society they are the cathartic events that provide us with opportunities, and the market is starting to give us better prices. It would be nice if they rang the bell at the market bottom; however, in my 40 years of investing, that has never been the case. One thing we know for sure: stocks are more attractively priced today than they were twelve months ago, and the FMI team is working diligently to find tomorrow’s winners.

In this difficult economic environment, our two portfolios have performed relatively well, and we have done what I expect us to do -- perform better in the more difficult markets. Our performance results are as follows:

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees						As of June 30, 2008
	Year to Date	Annualized Returns					Cumulative
	2008	1 Year	3 Years	5 Years		Since Inception	Since Inception
Fiduciary Large Cap Equity	-5.89	-9.13	7.65	12.27		10.53	111.88
Standard & Poor’s 500 Index	-11.9	-13.1	4.41	7.59		1.35	10.58
Inception: 12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees						As of June 30, 2008
	Year to Date	Annualized Returns					Cumulative
	2008	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	-4.15	-15.36	7.01	11.63	10.04	14.98	5244.06
Russell 2000 Index	-9.37	-16.18	3.8	10.3	5.53	11.23	1974.14
Inception: 12/31/2000

In the June 2008 issue of the Motley Champion Fund Review, Editor Amanda Kish, CFA had this to say about our FMI Large Cap Fund:

… I am confident that the [FMI Large Cap] fund can succeed in any market. From 2000 to 2002, Kellner and English guided FMI Common Stock to a cumulative 33% return, while the Russell 2000 lost 21% of its value. Moreover, FMI Large-Cap has posted an 8.8% annualized return since inception, far ahead of the S&P’s 4.9% return and double the 4.4% return of the average large-core fund. FMI Large-Cap also ranks ahead of 92% of its large core competitors in the most recent five-year period. And to the team’s credit, it’s accomplished all of this while keeping risk remarkably low, as shown by its five-year standard deviation of 8% -- 15% less than the category average of 9.4%.

«MRMS» «FULLNAME» July 29, 2008 Page 2

Additionally, in the July 7, 2008 issue of USA Today, both the FMI Large Cap Fund -- (Lipper Large Cap Value Category), and the FMI Common Stock Fund –( Lipper Small Cap Value Category) received a risk grade rank that put them both in the top 20% of their peers, as measured by Lipper Analytical Services. (Lipper measures a fund’s worst consecutive three months’ performance the past three years, compared with funds that have the same objective). In addition, Lipper ranked both funds in the top 20% of their respective peer groups year-to-date ending 7/2/08.

Morningstar continues to give the FMI Large Cap Fund its highest 5-Star rating within the Large Blend category as of 6/30/08, and investment analyst Bridget Hughes states in her most recent write-up dated 7/3/08, “We think investors have a winner in this fund.”

The investing environment has been challenging, as we detail in our enclosed Investment Strategy Outlook letters. We have been fortunate, especially in the financial sector of the market, to avoid many (but not all) of the potholes – and as detailed in the above tables, have performed well against the various indices. The only way we know how to invest is to make well-researched decisions in what we feel are strong business franchises, and invest with a 3-5 year time horizon. As markets decline, we become more optimistic, and this period is no different. Lower entry points give us a better opportunity to achieve superior long-term rates of return.

Thank you for your interest in Fiduciary Management. If either of our strategies is of interest to you, I’d be more than happy to chat with you about them at your convenience. Have a great summer!

Sincerely,

/s/ Ted D. Kellner Ted D. Kellner, CFA Chairman and Chief Executive Officer pmh Enclosures

Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 Year, and annualized 5 Year and inception (12/31/01) periods ended June 30, 2008 were: -9.58%, 11.33%, and 7.84%, respectively.

The average annual total returns of the FMI Common Stock Fund for 1 year, annualized 5 Year and 10 Year periods ended June 30, 2008 were: -16.50%, 10.08%, and 9.25%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund and the FMI Common Stock Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000

Lipper

Lipper, Inc. is an independent investment research firm that produces institutional quality information, analytics and commentary to enable asset managers and investors to make sound decisions. Lipper is solely focused on providing information, analysis, and benchmarking of funds and collective trusts. For more information about Lippers visit www.lipperweb.com or call 877-955-4773.

Motley Fool

The Motley Fool is newsletter advisory service that utilizes online discussion boards, newsletters, updates and executive interviews. The Motley Fool provides investment ideas, and stock recommendations that cover a range of strategies. For more information about the Motley Fool visit www.fool.com or call 703-254-1999.

100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 414-226-4545

INVESTMENT STRATEGY OUTLOOK - LARGE CAP EQUITY

Quarter Ended June 30, 2008

The FMI large cap portfolios were down about 50 basis points in the June quarter compared to a decline of 2.7% in the benchmark Standard & Poor’s 500 Index. Underweight positions in energy and commodities, which were up significantly, were offset by our underweight position in the financial sector, which declined severely. Our retail and consumer services exposures helped in the quarter even though these were difficult sectors for the S&P 500. The defensive characteristics of our stocks in these two areas undoubtedly contributed to this outcome. We will address the energy, consumer and financial picture in more detail shortly. Through the six months ending June 30, the portfolios are down a touch less than 6%, approximately 600 basis points ahead of the benchmark.

The last twelve months have been difficult for most investors. Many financial stocks are down over 70% including Fifth Third (71%), National City (82%), Washington Mutual (83%), Countrywide (86%) and Ambac (97%). Wachovia, Freddie Mac, Fannie Mae, Lehman and Citigroup are all down over 60%. Some of the “better” brokerage firms are down 40-50%. Most of the homebuilders are down more than 50% over the past twelve months, and much more from their all-time highs. Retailers and consumer discretionary stocks have also been clobbered, as evidenced by General Motors (65%), Sears (56%), Macy’s (52%), J.C. Penney (48%) and AutoNation (50%). While we have managed to avoid all of the aforementioned stocks, we have not escaped unscathed. Our big decliners include General Electric (27%), Cintas (29%) and Cardinal Health (25%). We remain committed to these companies; they possess solid balance sheets and their respective long-term fundamental outlooks are positive.

The decline in financials has pressured two excellent franchises in the portfolio, General Electric (GE) and Bank of New York. Recall that approximately 50% of GE’s earnings come from their financing and financial related businesses. Bank of New York is primarily a custodial bank and money manager, but it has come down with the sector nonetheless. We increased these two positions as the prices fell in the quarter. We’ve done the same with a number of other portfolio holdings that have declined. The negative prevailing sentiment is giving us valuations that appear to adequately discount the difficult near term environment. Perhaps recent purchases will prove to be premature in the short run, but the best way we know how to make money is to focus on a three-to-five year investment time horizon. We’re confident that the worries besetting today’s market and many of our stocks will ameliorate in time. We tend to get more optimistic as the bad news flows and this period is no different. Lower valuations don’t guarantee good performance but they make that outcome far more likely over the long run.

Before making our customary macro comments, we want to remind our clients that difficult periods eventually give way to better times. You can be assured that the FMI team is diligently applying our proven investment disciplines and judgment. We stand foursquare behind our product; the employees of FMI are substantial holders of the very same stocks that are in your portfolio. We suffer and celebrate together.

The Stock Market

Somewhat reminiscent of the late 1990s’ market, which was characterized by the spectacular performance in just a couple of sectors, primarily technology and telecom, today’s market is unusually narrow, though the popular sectors are energy and commodities. The six-year rally that recently drove crude oil past $140 has now surpassed the NASDAQ’s spectacular gain in the six years prior to its peak in early 2000. In November of 2001, oil traded for approximately $17.45 a barrel; today the price is over 700% higher. From the start of the technology bull market in late 1993 until its peak in early 2000, the NASDAQ gained approximately 577%. The NASDAQ declined 74% to its trough in October of 2002 and today stands at less than half of where it was over eight years ago. Many argue that oil is a scarce asset and thus won’t be subject to the same forces that pricked virtually every other bubble in the history of modern man, but we would not make that bet.

_____ Nasdaq Composite Index (9/01/93-10/31/02)	_____ Spot Crude Oil (11/15/01-6/26/08)
Source: Fiduciary Management, Inc.

Commodities and materials, and the stocks reflecting these sectors, have also appreciated dramatically in recent years. Since the beginning of 2007, copper is up 36%, steel, 122%, corn, 112% and wheat, 90%. The move in fertilizer producer Agrium, up sevenfold over the past five years, and CF Industries, up tenfold from its initial public offering less than three years ago, looks like a dot-com reunion tour. We believe market forces will drive commodity prices down and the stocks with them.

On the flipside, financials, retailers, restaurants, staffing companies, media firms and consumer durables have declined sharply over the past year. We wrongly believed, at least in the very short run, that already depressed valuations incorporated an expectation of difficult times in many of these sectors. Perhaps the additional drubbing is a result of more intensive short selling by hedge funds and what seems to be a resurgence in momentum investing (albeit negative momentum in this case). In any event, the wave of selling has most indices down close to 20% from their twelve-month highs.

The Economy

The U.S. economy appeared to slow even more in the second quarter than the first. Gross Domestic Product (GDP) growth estimates seem to be clustered around 0-3%, which would make real GDP negative since inflation is running above 4%. Strong exports, primarily industrial related, seem to have kept the economy out of an officially designated recession, but the consumer side of the economy is clearly in the red. Consumer sentiment recently hit a 28-year low. Home sales, both new and existing, have been hitting new lows every month. Year-over-year new home sales declined 40% in May and existing home sales slid 16%. Home related equities have been crushed. D.R. Horton, the nation’s largest homebuilder, is down over 70% from its high. Auto sales were running at the low annual unit rate of 14.3 million in May but declined even further in June, undoubtedly in response to the sharp rise in gasoline prices. The average unit volume rate over the last decade is 16.7 million, with 1998’s 15.6 million units being the lowest reading prior to this year. General Motors cracked a 55-year low recently when it traded below $11, and is on the verge of losing its market share crown to Toyota, whose stock is down over a third. Overall retail sales have been spotty and most of the consumer related stocks have declined precipitously. Kohl’s is down 50% from just over a year ago. High energy prices, and perhaps employment fears, are keeping consumers wary.

For years we talked about the U.S. consumer’s giant debt expansion. The unwinding of this has now been underway for some time although it clearly accelerated in recent quarters as the banking crisis deepened. Consumers appear to be spending more of their disposable income on necessities, leaving an air pocket in demand for more discretionary items. Harley Davidson, a company that provides a highly discretionary good, recently reported weak results and a subdued outlook. The stock has gone from $75 to $36 over the past two and a half years. Incidentally, Harley is a stock we reviewed (at $50) and passed on last fall, serving as a reminder that sometimes the best ideas are the ones avoided. It is conceivable that consumer spending will remain below average for an extended period. That doesn’t mean there won’t be opportunities to make money. Our experience tells us that the stocks often decline far below fair value, and usually well ahead of a change in the fundamentals. We have been increasing the exposure to more economically sensitive stocks, particularly consumer related ones.

Towards the end of the June quarter it became apparent that the consumer recession was beginning to bleed into other areas. Rockwell Automation announced a significant June quarter shortfall and several other companies are also beginning to see weakness, calling into question the industrial side of the ledger. Corporate earnings are likely to be down significantly in the second quarter and unless there is a quick turnaround, for all of 2008 too.

Although we recognize the economy is soft, we are not in the Armageddon camp. Excesses always find a way to both enter and leave this $11 trillion economy and as long as the politicians don’t try to fix it too much, the pain is bearable and eventually growth resumes.

Financials

We are in the midst of a bona fide bear market in the financial sector. As alluded to above, the unwinding of the debt bubble is coming at the expense of the banks and other creditors. Banks have managed to maintain an almost perfect batting average in terms of getting slaughtered in the aftermath of a lending spree. This cycle it was mortgages, mortgage derivatives, and residential developers. Prior cycles included commercial real estate, agriculture, third world, energy I (circa 1980), etc. Being naturally attracted to that which has come down in price, we have spent an enormous amount of research effort analyzing various banks and brokers. We have had great difficulty getting our arms around the risks, particularly with respect to the derivative portfolios. We will continue this effort but find ourselves reminded of a simple truth. Banks and brokers have business models built on high leverage and fairly low margins. We prefer financials such as the asset managers (i.e. Bank of New York), whose business models are flip-flopped: high margins and low leverage.

It took years for banks and brokers to put themselves in the position they are in today. Many of the lines of business that drove growth in this last cycle, such as collateralized debt obligation (CDO) creation, home developer lending, private equity bridge financing, off-balance sheet structured investment vehicles (SIVs) and so forth, will not be drivers of future growth. Additionally, the banks benefited from reserve releases and share buybacks. There is certainly a role for garden-variety spread lending, but the industry will have to consolidate in order to achieve acceptable levels of profitability. That may take awhile. There will likely be individual stocks that do well, but as a group, we think financials will not lead the next bull market. Historically it is quite rare for the leader of the previous bull market to also be the leader of the next one. The normal capital cycle and the forces of the free market usually prevent this.

Energy

The doubling of crude prices in less than a year is a rueful reminder of the hazard of trying to pick a top in a market plump with speculative fervor. Bubbles can last longer and go higher than one ever dreams possible. Despite the overwhelming opinion that oil prices will march higher, we do not concur. High prices send two unambiguous signals to the market: one, produce more and two, consume less. The problem with energy is that there are significant lags and other externalities involved that confuse the picture. When energy prices were low several years ago, spending was curtailed. It typically takes five years or more for exploratory drilling to translate into production. A perfect storm on the cost side (steel, ships, supplies, etc.) delayed spending as well. Further complicating the situation were the uncooperative state oil hegemonies. Concerns about the environment and other “Not in my back yard” (NIMBY) factors have held back nuclear expansion, drilling in the U.S., and tar sand development in Canada. The conventional wisdom is that these are all permanent realities. Our experience tells us that economic necessity and the desire to be less dependent on OPEC will erode these factors. You can also bet the OPEC players will crank up investment and take advantage of high prices. Additionally, high prices encourage alternative energy and technologies (wind, solar, wave, etc.). Significant resources are now addressing many of these promising technologies.

On the demand side, we are already seeing strong evidence that the tide is turning. Miles driven are down 5%. Sport utility vehicle sales are off dramatically. Pundits vastly underestimated conservation in the 1980s. We see the same scenario this time. The International Energy Agency recently lowered their forecast for worldwide energy demand for the third time, to growth of just 0.1% worldwide. Demand in the U.S. has been negative the past two years and will be down this year as well. Consumption is down this year in the 30-country Organization for Economic Cooperation and Development (OECD). Listening to the breathless newscasters might lead one to believe demand is skyrocketing! China’s energy intensity is falling: demand growth is running just half of GDP growth. The U.S. economy is slowing and may be in recession. This will further depress demand both in the U.S. and China (we are the destination for a significant amount of their production). Recall that demand flagged for fiber optic cables, Internet retailers and networking long before the NASDAQ peaked in 2000. It seems eerily similar to the energy situation today.

Inflation, Interest Rates, Currency & Employment

Since Mr. Bernanke became Fed Chairman in February of 2006, the dollar has declined 19% versus a basket of the major world currencies, and the inflation rate has increased 17%. Oil, a dollar denominated asset that some consider a money surrogate, has gained 115%. Perhaps these pressures finally dawned on the Fed chief because in a June 3 speech, he appeared to adopt a more hawkish tone. In a June 9 address, he promised the Fed would “strongly resist an erosion of longer term inflation expectations.” On June 25, the Fed held the Fed Funds rate steady at 2% and the body language indicated a rate rise might be the next move down the road. This was more like a garden hose rather than a fire hose dousing of the inflation flame, but at least it was a start. As indicated in our last letter, we are keeping close tabs on inflation, as historically that has been the single biggest negative to the investment landscape.

While food and energy prices have gone through the roof, many other consumer prices are more behaved. Right now it appears that cost increases are resulting in price increases primarily at the wholesale level. Wholesale prices were up 7.2% in the last reading. Anecdotally, Dow Chemical recently announced their second 20% plus price hike in 2008 for certain commodity oriented products. Most of the producer companies we follow are pushing through price increases, even in the face of faltering demand. While escalating product costs are worrisome, a wage spiral is more damaging due to the fact that employee costs are a far bigger component of overall expenses than raw materials. So far, the news is better on this front. Average weekly earnings growth peaked several quarters ago at close to 5% and more recently have been running about 3%. Unemployment has increased to 5.5% and there appears to be plenty of slack in this area, which should help on the inflation front.

In summary, it appears that the Fed is taking a tack that is more agreeable from a long-term perspective. We would like them to defend the dollar and fight inflation and be less concerned about the direction of the economy (or bailing out troubled financial firms).

Recessions and bad stock markets are never enjoyable but they are necessary cathartic events in a free economy. The research team at Fiduciary Management is investigating many more quality franchises at attractive prices than we have in a long time. That makes us more optimistic about the future.

Thank you for your trust in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-6/30/2008
Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%
Q1 2008	-5.46	-5.52	-9.47	87	0.22	$ 1,028.9	$ 3,776.4	27.25%
Q2 2008**	-0.45	-0.49	-2.73	91	0.42	$ 1,161.7	$ 3,790.1	30.65%

*Benchmark: S&P 500 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 03/31/2008. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 03/31/2008.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.7 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.

Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY

Quarter Ended June 30, 2008

The FMI small cap portfolios were down approximately 2% in the June quarter compared to a 0.6% gain in the benchmark Russell 2000 Index. The difference was primarily due to underweight positions in energy and commodities and overweight positions in consumer related sectors. These factors did not offset the benefit of being underweight in the poorly performing financial stocks. We will address the energy, consumer and financial picture in more detail shortly. Through the six months ended June 30, the portfolios are down about 4%, approximately 500 basis points ahead of the benchmark.

The last twelve months have been difficult for most investors. Many financial stocks are down over 70% including Fifth Third (71%), National City (82%), Washington Mutual (83%), Countrywide (86%) and Ambac (97%). Wachovia, Freddie Mac, Fannie Mae, Lehman and Citigroup are all down over 60%. Some of the “better” brokerage firms are down 40-50%. Most of the homebuilders are down more than 50% over the past twelve months, and much more from their all-time highs. Retailers and consumer discretionary stocks have also been clobbered, as evidenced by General Motors (65%), Sears (56%), Macy’s (52%), J.C. Penney (48%) and AutoNation (50%). While we have managed to avoid all of the aforementioned stocks (most of these are large caps), we have not escaped unscathed. Our big decliners include Meredith (52%), HNI Corporation (54%), Family Dollar (42%) and Old Republic (41%). We remain committed to these companies; they possess solid balance sheets and their respective long-term fundamental outlooks are positive.

With financials declining substantially, two excellent franchises became available at attractive prices, Affiliated Managers Group (AMG) and DST Systems, both detailed in the last letter. We increased these exposures as the stocks fell further in the quarter. We’ve done the same with several of the out-of-favor consumer related holdings. The negative prevailing sentiment is giving us valuations that appear to adequately discount the difficult near term environment. Perhaps recent purchases will prove to be premature in the short run, but the best way we know how to make money is to focus on a three-to-five year investment time horizon. We’re confident that the worries besetting today’s market and many of our stocks will ameliorate in time. We tend to get more optimistic as the bad news flows and this period is no different. Lower valuations don’t guarantee good performance but they make that outcome far more likely over the long run.

Before making our customary macro comments, we want to remind our clients that difficult periods eventually give way to better times. You can be assured that the FMI team is diligently applying our proven investment disciplines and judgment. We stand foursquare behind our product; the employees of FMI are substantial holders of the very same stocks that are in your portfolio. We suffer and celebrate together.

The Stock Market

Somewhat reminiscent of the late 1990s’ market, which was characterized by the spectacular performance in just a couple of sectors, primarily technology and telecom, today’s market is unusually narrow, though the popular sectors are energy and commodities. The energy component of the Russell 2000 Index was up approximately 60% in the quarter, and 70% for the six months. The six-year rally that recently drove crude oil past $140 has now surpassed the NASDAQ’s spectacular gain in the six years prior to its peak in early 2000. In November of 2001, oil traded for approximately $17.45 a barrel; today the price is over 700% higher. From the start of the technology bull market in late 1993 until its peak in early 2000, the NASDAQ gained approximately 577%. The NASDAQ declined 74% to its trough in October of 2002 and today stands at less than half of where it was over eight years ago. Many argue that oil is a scarce asset and thus won’t be subject to the same forces that pricked virtually every other bubble in the history of modern man, but we would not make that bet.

_____ Nasdaq Composite Index (9/01/93-10/31/02)	_____ Spot Crude Oil (11/15/01-6/26/08)
Source: Fiduciary Management, Inc.

Commodities and materials, and the stocks reflecting these sectors, have also appreciated dramatically in recent years. Since the beginning of 2007, copper is up 36%, steel, 122%, corn, 112% and wheat, 90%. The move in fertilizer producer Agrium, up sevenfold over the past five years, and CF Industries, up tenfold from its initial public offering less than three years ago, looks like a dot-com reunion tour. We believe market forces will drive commodity prices down and the stocks with them.

On the flipside, financials, retailers, restaurants, staffing companies, media firms and consumer durables have declined sharply over the past year. We wrongly believed, at least in the very short run, that already depressed valuations incorporated an expectation of difficult times in many of these sectors. Perhaps the additional drubbing is a result of more intensive short selling by hedge funds and what seems to be a resurgence in momentum investing (albeit negative momentum in this case). In any event, the wave of selling has most indices down close to 20% from their twelve-month highs.

The Economy

The U.S. economy appeared to slow even more in the second quarter than the first. Gross Domestic Product (GDP) growth estimates seem to be clustered around 0-3%, which would make real GDP negative since inflation is running above 4%. Strong exports, primarily industrial related, seem to have kept the economy out of an officially designated recession, but the consumer side of the economy is clearly in the red. Consumer sentiment recently hit a 28-year low. Home sales, both new and existing, have been hitting new lows every month. Year-over-year new home sales declined 40% in May and existing home sales slid 16%. Home related equities have been crushed. D.R. Horton, the nation’s largest homebuilder, is down over 70% from its high. Auto sales were running at the low annual unit rate of 14.3 million in May but declined even further in June, undoubtedly in response to the sharp rise in gasoline prices. The average unit volume rate over the last decade is 16.7 million, with 1998’s 15.6 million units being the lowest reading prior to this year. General Motors cracked a 55-year low recently when it traded below $11, and is on the verge of losing its market share crown to Toyota, whose stock is down over a third. Overall retail sales have been spotty and most of the consumer related stocks have declined precipitously. Kohl’s is down 50% from just over a year ago. High energy prices, and perhaps employment fears, are keeping consumers wary.

For years we talked about the U.S. consumer’s giant debt expansion. The unwinding of this has now been underway for some time although it clearly accelerated in recent quarters as the banking crisis deepened. Consumers appear to be spending more of their disposable income on necessities, leaving an air pocket in demand for more discretionary items. LCA Vision, a company that provides Lasik eye surgery, a highly discretionary purchase, recently announced an expected 40% decline in procedures. The stock has gone from $50 to $5 over the past year. Incidentally, LCA is a stock we reviewed (at $17) and passed on last December, serving as a reminder that sometimes the best ideas are the ones avoided. It is conceivable that consumer spending will remain below average for an extended period. That doesn’t mean there won’t be opportunities to make money. Our experience tells us that the stocks often decline far below fair value, and usually well ahead of a change in the fundamentals. We have been increasing the exposure to more economically sensitive stocks, particularly consumer related ones.

Towards the end of the June quarter it became apparent that the consumer recession was beginning to bleed into other areas. Rockwell Automation announced a significant June quarter shortfall and several other companies are also beginning to see weakness, calling into question the industrial side of the ledger. Corporate earnings are likely to be down significantly in the second quarter and unless there is a quick turnaround, for all of 2008 too.

Although we recognize the economy is soft, we are not in the Armageddon camp. Excesses always find a way to both enter and leave this $11 trillion economy and as long as the politicians don’t try to fix it too much, the pain is bearable and eventually growth resumes.

Financials

We are in the midst of a bona fide bear market in the financial sector. As alluded to above, the unwinding of the debt bubble is coming at the expense of the banks and other creditors. Banks have managed to maintain an almost perfect batting average in terms of getting slaughtered in the aftermath of a lending spree. This cycle it was mortgages, mortgage derivatives, and residential developers. Prior cycles included commercial real estate, agriculture, third world, energy I (circa 1980), etc. Being naturally attracted to that which has come down in price, we have spent an enormous amount of research effort analyzing various banks and brokers. We have had great difficulty getting our arms around the risks, particularly with respect to the derivative portfolios. We will continue this effort but find ourselves reminded of a simple truth. Banks and brokers have business models built on high leverage and fairly low margins. We prefer financials such as the asset managers (i.e. AMG), whose business models are flipflopped: high margins and low leverage.

It took years for banks and brokers to put themselves in the position they are in today. Many of the lines of business that drove growth in this last cycle, such as collateralized debt obligation (CDO) creation, home developer lending, private equity bridge financing, off-balance sheet structured investment vehicles (SIVs) and so forth, will not be drivers of future growth. Additionally, the banks benefited from reserve releases and share buybacks. There is certainly a role for garden-variety spread lending, but the industry will have to consolidate in order to achieve acceptable levels of profitability. That may take awhile. There will likely be individual stocks that do well, but as a group, we think financials will not lead the next bull market. Historically it is quite rare for the leader of the previous bull market to also be the leader of the next one. The normal capital cycle and the forces of the free market usually prevent this.

Energy

The doubling of crude prices in less than a year is a rueful reminder of the hazard of trying to pick a top in a market plump with speculative fervor. Bubbles can last longer and go higher than one ever dreams possible. Despite the overwhelming opinion that oil prices will march higher, we do not concur. High prices send two unambiguous signals to the market: one, produce more and two, consume less. The problem with energy is that there are significant lags and other externalities involved that confuse the picture. When energy prices were low several years ago, spending was curtailed. It typically takes five years or more for exploratory drilling to translate into production. A perfect storm on the cost side (steel, ships, supplies, etc.) delayed spending as well. Further complicating the situation were the uncooperative state oil hegemonies. Concerns about the environment and other “Not in my back yard” (NIMBY) factors have held back nuclear expansion, drilling in the U.S., and tar sand development in Canada. The conventional wisdom is that these are all permanent realities. Our experience tells us that economic necessity and the desire to be less dependent on OPEC will erode these factors. You can also bet the OPEC players will crank up investment and take advantage of high prices. Additionally, high prices encourage alternative energy and technologies (wind, solar, wave, etc.). Significant resources are now addressing many of these promising technologies.

On the demand side, we are already seeing strong evidence that the tide is turning. Miles driven are down 5%. Sport utility vehicle sales are off dramatically. Pundits vastly underestimated conservation in the 1980s. We see the same scenario this time. The International Energy Agency recently lowered their forecast for worldwide energy demand for the third time, to growth of just 0.1% worldwide. Demand in the U.S. has been negative the past two years and will be down this year as well. Consumption is down this year in the 30-country Organization for Economic Cooperation and Development (OECD). Listening to the breathless newscasters might lead one to believe demand is skyrocketing! China’s energy intensity is falling: demand growth is running just half of GDP growth. The U.S. economy is slowing and may be in recession. This will further depress demand both in the U.S. and China (we are the destination for a significant amount of their production). Recall that demand flagged for fiber optic cables, Internet retailers and networking long before the NASDAQ peaked in 2000. It seems eerily similar to the energy situation today.

Inflation, Interest Rates, Currency & Employment

Since Mr. Bernanke became Fed Chairman in February of 2006, the dollar has declined 19% versus a basket of the major world currencies, and the inflation rate has increased 17%. Oil, a dollar denominated asset that some consider a money surrogate, has gained 115%. Perhaps these pressures finally dawned on the Fed chief because in a June 3 speech, he appeared to adopt a more hawkish tone. In a June 9 address, he promised the Fed would “strongly resist an erosion of longer term inflation expectations.” On June 25, the Fed held the Fed Funds rate steady at 2% and the body language indicated a rate rise might be the next move down the road. This was more like a garden hose rather than a fire hose dousing of the inflation flame, but at least it was a start. As indicated in our last letter, we are keeping close tabs on inflation, as historically that has been the single biggest negative to the investment landscape.

While food and energy prices have gone through the roof, many other consumer prices are more behaved. Right now it appears that cost increases are resulting in price increases primarily at the wholesale level. Wholesale prices were up 7.2% in the last reading. Anecdotally, Dow Chemical recently announced their second 20% plus price hike in 2008 for certain commodity oriented products. Most of the producer companies we follow are pushing through price increases, even in the face of faltering demand. While escalating product costs are worrisome, a wage spiral is more damaging due to the fact that employee costs are a far bigger component of overall expenses than raw materials. So far, the news is better on this front. Average weekly earnings growth peaked several quarters ago at close to 5% and more recently have been running about 3%. Unemployment has increased to 5.5% and there appears to be plenty of slack in this area, which should help on the inflation front.

In summary, it appears that the Fed is taking a tack that is more agreeable from a long-term perspective. We would like them to defend the dollar and fight inflation and be less concerned about the direction of the economy (or bailing out troubled financial firms).

Recessions and bad stock markets are never enjoyable but they are necessary cathartic events in a free economy. The research team at Fiduciary Management is investigating many more quality franchises at attractive prices than we have in a long time. That makes us more optimistic about the future.

Thank you for your trust in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1997-6/30/2008
Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$ 1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%
Q1 2008	-2.37	-2.51	-9.90	157	0.31	$ 1,440.8	$ 3,776.4	38.15%
Q2 2008**	-1.82	-1.92	0.58	158	0.30	$ 1,345.8	$ 3,790.1	35.51%

*Benchmark: Russell 2000 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 03/31/2008. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.7 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.